UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)*

Under the Securities Exchange Act of 1934

MATTRESS FIRM HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W106

(CUSIP Number)

David S. Winter

40 North Management LLC

9 West 57th Street, 30th Floor

New York, New York 10019

(212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Robert W. Downes, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

(212) 558-4312

July 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 13 Pages

CUSIP No. 57722W106	Page 2 of 13 Pages

1.	Names of Reporting Persons 40 NORTH MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,063,983
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,063,983
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,063,983
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 57722W106	Page 3 of 13 Pages

1.	Names of Reporting Persons 40 NORTH LATITUDE MASTER FUND LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,063,983
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,063,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,063,983

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 57722W106	Page 4 of 13 Pages

1.	Names of Reporting Persons 40 NORTH LATITUDE SPV-B LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,499,256
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,499,256

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,499,256

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57722W106	Page 5 of 13 Pages

1.	Names of Reporting Persons 40 NORTH LATITUDE FUND LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,063,983
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,063,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,063,983

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W106	Page 6 of 13 Pages

1.	Names of Reporting Persons 40 NORTH GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,063,983
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,063,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,063,983

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57722W106	Page 7 of 13 Pages

1.	Names of Reporting Persons DAVID S. WINTER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,063,983
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,063,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,063,983

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W106	Page 8 of 13 Pages

1.	Names of Reporting Persons DAVID J. MILLSTONE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,063,983
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,063,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,063,983

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W106	Page 9 of 13 Pages

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Investments LP, a Delaware limited partnership, David S. Winter, an American citizen, and David J. Millstone, an American citizen, with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2013, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”), 40 North Latitude Master Fund Ltd., a Cayman Islands exempted company incorporated with limited liability (“40 North Latitude Master”), 40 North Latitude SPV-B LLC, a Delaware limited liability company (“40 North Latitude SPV”), 40 North Latitude Fund LP, a Delaware limited partnership (“40 North Latitude Feeder”), 40 North GP III LLC, a Delaware limited liability company (“40 North GP III”), David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”).  This statement relates to Shares held by (i) 40 North Latitude SPV, a wholly owned subsidiary of 40 North Latitude Master, the “master” fund in a “master-feeder” structure in which 40 North Latitude Feeder is a “feeder” fund, and (ii) 40 North Latitude Master.

The principal business of each of 40 North Latitude Feeder, 40 North Latitude Master and 40 North Latitude SPV is the making of investments in securities and other assets.  The principal business of 40 North GP III is to serve as general partner of 40 North Latitude Feeder.  40 North Management serves as principal investment manager to 40 North Latitude Feeder and 40 North Latitude Master. As such, 40 North Management has been granted investment discretion over various portfolio investments, including the Shares.  David S. Winter and David J. Millstone serve as the sole members and principals of each of 40 North Management and 40 North GP III, as the principals of 40 North Latitude SPV and as the sole directors of 40 North Latitude Master.  The principal business address of each of the Reporting Persons is 9 West 57th Street, 30th Floor, New York, New York 10019.  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 57722W106	Page 10 of 13 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

2,421,345 of the Shares reported herein were acquired by 40 North Latitude Feeder on September 1, 2015 via distributions from 40 North Investments LP and 40 North Investment Partners LP (other investment subsidiaries of 40 North Latitude Feeder), and then contributed by 40 North Latitude Feeder to 40 North Latitude Master.  Of such Shares, 2,293,356 were then contributed by 40 North Latitude Master to 40 North Latitude SPV. 1,436,738 of the Shares reported herein were purchased by 40 North Latitude Master using its working capital and on margin, and 205,900 of the Shares reported herein were purchased by 40 North Latitude SPV using its working capital. The total purchase price for the Shares reported herein was $152,963,777. The Reporting Persons’ margin transactions are with 40 North Latitude Master’s usual brokers, on such brokers’ usual terms and conditions. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) 40 North Latitude SPV may be deemed to be the beneficial owner of  2,499,256 of the Shares reported herein, which represent approximately 6.7% of the Issuer’s outstanding Shares.  Each of 40 North Management, 40 North Latitude Master, 40 North Latitude Feeder, 40 North GP III, Mr. Winter and Mr. Millstone may be deemed the beneficial owner of all of the 4,063,983 Shares reported herein, which represent approximately 10.9% of the Issuer’s outstanding Shares.  40 North Management may be deemed to have sole power to vote and sole power to dispose of all of such Shares, whereas the other Reporting Persons having beneficial ownership may be deemed to have shared power to vote and shared power to dispose of such Shares as they may be deemed to have beneficial ownership of.

The percentages in the immediately foregoing paragraph are calculated based on a total of 37,214,651 Shares outstanding, as of June 10, 2016 (based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on June 13, 2016).

(c)           Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           In addition to the Reporting Persons, the limited partners of (or investors in) 40 North Latitude Feeder or its respective subsidiaries or affiliated entities have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of 40 North Latitude Feeder in accordance with their respective limited partnership interests (or investment percentages).

CUSIP No. 57722W106	Page 11 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement between 40 North Management LLC, 40 North Latitude Master Fund Ltd., 40 North Latitude SPV-B LLC, 40 North Latitude Fund LP, 40 North GP III LLC, David S. Winter, and David J. Millstone to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

Exhibit 3 - Letter to the Board of Directors of the Issuer, dated February 8, 2016 (incorporated by reference to Exhibit 3 to Schedule 13D (Amendment No. 9) filed on February 8, 2016 by the Reporting Persons).

CUSIP No. 57722W106	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 20, 2016	40 NORTH MANAGEMENT LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: July 20, 2016	40 NORTH LATITUDE MASTER FUND LTD.

By:
/s/ David S. Winter
David S. Winter
Director

By:
/s/ David J. Millstone
David J. Millstone
Director

Date: July 20, 2016	40 NORTH LATITUDE SPV-B LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

CUSIP No. 57722W106	Page 13 of 13 Pages

Date: July 20, 2016	40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: July 20, 2016	40 NORTH GP III LLC

By:
/s/ David S. Winter
David S. Winter
Principal

By:
/s/ David J. Millstone
David J. Millstone
Principal

Date: July 20, 2016	DAVID S. WINTER

By:
/s/ David S. Winter

Date: July 20, 2016	DAVID J. MILLSTONE

By:
/s/ David J. Millstone